Russell Investments Implementation Services, LLC
Statement of Financial Condition
December 31, 2016

Assets

Cash and cash equivalents	$	11,742,705
Cash segregated under federal regulations		5,544,553
Securities commissions receivable		7,082,329
Fees receivable		6,102,035
Prepayments for customer research services credits		371,469
Prepaid expenses and other		857,694
Fixed assets, net		819,072
Deferred income taxes, net		103,038,209
Total assets	$	135,558,066

Liabilities and Member's Equity

Liabilities

Commission credits payable to customers	$	3,877,552
Compensation payable		2,704,171
Accrued expenses		1,082,899
Payable to brokers and subadvisors		2,063,179
Due to affiliates		944,544
Incentive compensation liabilities		2,177,273
Other liabilities		133,811
Total liabilities		12,983,429

Guarantees and contingencies (Notes 9 and 10)

Member's equity

Member's equity		116,705,987
Retained earnings		5,868,650
Total member's equity		122,574,637
Total liabilities and member's equity	$	135,558,066

The accompanying notes are an integral part of this financial statement.